FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: November, 2006

Commission File Number : 001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated November 9, 2006, relating to: Third-Quarter Results at September 30, 2006

Page 1 of 29 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, November 9, 2006

THIRD-QUARTER RESULTS AT SEPTEMBER 30, 2006

STRONG EARNINGS GROWTH OVER THE FIRST NINE MONTHS OF THE YEAR

FURTHER IMPROVEMENT DURING THE THIRD QUARTER IN SPITE OF HIGH COMPARATIVES

CONFIRMATION OF FAVORABLE TRENDS FOR 2006

  STRONG INCREASE OF KEY FIGURES FOR THE FIRST NINE MONTHS

■ Sales up 18% ■ Current operating income up 29%	■ Cash flow from operations up 50% ■ Earnings per share up 39% to €6.28

  FURTHER IMPROVEMENT DURING THE THIRD QUARTER IN SPITE OF HIGH COMPARATIVES

■ Sales up 12% ■ Current operating income up 18%	■ Cash flow from operations up 44% ■ Earnings per share up 30%

GROUP HIGHLIGHTS FOR THE FIRST NINE MONTHS

■	Strong earnings growth in all our businesses over the first nine months.

■	Strong organic growth (+14% in sales and +28% in current operating income), fueled by the Group’s solid positions.

■	Price increases in excess of cost increases, resulting from vigorous efforts at local level in all our activities.

■	Continued control of our costs.

■	Improvement in Group operating margin (15.7% compared with 14.3% in 2005) visible across all our businesses.

■	Strong increase in earnings per share (+39%).

■	Strong increase in cash flow from operations (+50%) and in free cash flow, up from €243 million to €811 million

■	Reorganization in North America and implementation of the synergies.

■	Acceleration of our capacity expansion program to respond to market growth, consolidate our positions and move into new markets.

BRUNO LAFONT, CHIEF EXECUTIVE OFFICER OF LAFARGE, STATED:

“These very good results demonstrate the Group’s ability to reap the benefits of its great potential around the globe.

We are looking ahead to 2007 with confidence.”

Page 2 of 29 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006

€ m	NINE MONTHS			THIRD QUARTER
	2005	2006	Variation (%)	2005	2006	Variation (%)

Sales	11,759	13,863	+18%	4,539	5,104	+12%
Current operating income	1,687	2,181	+29%	850	1,004	+18%
Net income	773	1,096	+42%	414	548	+32%
Net income per share in €	4.53€	6.28€	+39%	2.41€	3.14€	+30%
Cash flow from operations	1,543	2,309	+50%	745	1,070	+44%
Group net debt	7,529	10,261	+36%

CURRENT OPERATING INCOME AT SEPTEMBER 30, 2006
€ m	NINE MONTHS			THIRD QUARTER
	2005	2006	Variation (%)	2005	2006	Variation (%)
Cement	1,253	1,546	+23%	601	675	+12%
Aggregates and Concrete	286	423	+48%	178	235	+32%
Roofing	73	96	+32%	49	59	+20%
Gypsum	113	158	+40%	34	48	+41%
Other	(38)	(42)	-	(12)	(13)	-
TOTAL	1,687	2,181	+29%	850	1,004	+18%

OUTLOOK FOR 2006

■

We expect our markets to remain favorable, despite the slowdown in certain North American markets. Price increases should exceed cost increases overall over the year. Continuing rises in energy and transportation costs should be mitigated by the impact of our cost-reduction programs.

■

The growth in our operating income is expected to continue during the final quarter of 2006, albeit at a more moderate pace owing to the very strong level of activity recorded during the fourth quarter of 2005.

Page 3 of 29 Total Pages

NINE-MONTH HIGHLIGHTS BY BUSINESS

Cement

■	Sales up 18.4% to €7,262 million (up 12.2% to €2,621 million in the third quarter)
■	Current operating income up 23.4% to €1,546 million (up 12.3% to €675 million in the third quarter)
■	Increase in operating margin to 21.3%, compared to 20.4% for the same period in 2005
■	Favorable volume trends on the back of growth in most of our markets
■	Significant price increases implemented successfully in most of our markets in an environment marked by a steep increase in energy and transportation costs
■	Acceleration of our capacity expansion program in growth markets.

Aggregates and Concrete

■	Sales up 22.8% to €4,827 million (up 16.3% to €1,854 million in the third quarter)
■	Current operating income up 47.9% to €423 million (up 32.0% to €235 million in the third quarter)
■	Increase in operating margin to 8.8%, compared to 7.3% in 2005
■	Favorable conditions in most of our markets
■	Significant price increases introduced successfully in an environment marked by a steep rise in costs
■	Selective acquisitions in Arizona and the Chicago region to consolidate our positions in aggregates
■	Stronger contribution from value-added concrete products: volumes posted by the Agilia® range (self-placing and self-leveling concrete) grew by 37% during the first nine months of the year.

Roofing

■	Sales up 7.4% to €1,190 million (up 8.7% to €464 million in the third quarter)
■	Current operating income up 31.5% to €96 million (up 20.4% to €59 million in the third quarter)
■	Increase in operating margin to 8.1%, compared to 6.6% in the same period of 2005
■	Germany showing signs of recovery in the 3rd quarter.
■	The turnaround plan is being implemented vigorously and making rapid progress
■	Selective acquisitions in North America and Europe to consolidate our positions.

Gypsum

■	Sales up 12.4% to €1,229 million (up 8.4% to €399 million in the third quarter)
■	Current operating income up 39.8% to €158 million (up 41.2% to €48 million in the third quarter)
■	Increase in operating margin to 12.9%, compared to 10.3% in 2005
■	Inauguration of a new production line in Morocco
■

Successful start-up of the Buchanan plant near New York following modernization and a doubling of capacity, thereby strengthening Lafarge’s position as a high-quality and low-cost producer in each of its North American markets.

Page 4 of 29 Total Pages

Note to Editors:

Lafarge is the world leader in building materials, with top-ranking positions in all four of its businesses: Cement, Aggregates & Concrete, Roofing and Gypsum. With 80,000 employees in 76 countries, Lafarge posted sales of Euros 16 billion in 2005.

Lafarge has been committed to sustainable development for many years, pursuing a strategy that combines industrial know-how with performance, value creation, respect for employees and local cultures, environmental protection and the conservation of natural resources and energy. Lafarge is the only company in the construction materials sector to be listed in the 2006 ‘100 Global Most Sustainable Corporations in the World’. To make advances in building materials, Lafarge places the customer at the heart of its concerns. It offers the construction industry and the general public innovative solutions bringing greater safety, comfort and quality to their everyday surroundings.

Additional information is available on the web site at www.lafarge.com.

COMMUNICATIONS		INVESTOR RELATIONS

Stéphanie Tessier: stephanie.tessier@lafarge.com	33-1 44-34-92-32	Yvon Brind’Amour: yvon.brindamour@lafarge.com	33-1 44-34-11-26

Louisa Pearce-Smith: louisa.pearce-smith@lafarge.com	33-1 44-34-18-18	Danièle Daouphars: daniele.daouphars@lafarge.com	33-1 44-34-11-51

Lucy Wadge : lucy.wadge@lafarge.com	33-1 44-34-19-47	Stéphanie Billet : stephanie.billet@lafarge.com	33-1 44-34-94-59

Practical information

Following the release of Lafarge’s Results at September 30, 2006, there will be an analyst presentation at 11.00 CET at Lafarge Headquarters (61 rue des Belles Feuilles, 75016 Paris). The presentation will be made in English with simultaneous French translation and may be followed via a live web cast on the Lafarge website (www.lafarge.com) as well as via teleconference:

- Dial in (France): +33 (0)1 70 99 43 00

- US Toll free: +1 718 354 1390

- International dial in number: +44(0)20 7806 1966

Conference call name: “Lafarge”

Please note that in addition to the web cast replay, a conference call playback will be available from November 9, 2006, 19.30CET, to November 18, 2006 online through www.lafarge.com or at the following numbers:

- France playback number: +33 (0)1 71 23 02 48 (pin code: 8358564)

- US toll free number: +1 718 354 1112 (pin code: 8358564)

- International dial in number: +44 (0)20 7806 1970 (pin code: 8358564)

Statements made in this press release that are not historical facts, including statements regarding our expectations on market trends, price increases, energy costs, cost reduction and growth in our results, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Page 5 of 29 Total Pages

Interim Report at September 30, 2006

1	CONSOLIDATED KEY FIGURES (UNAUDITED)	PAGE 7
2	REVIEW OF OPERATIONS AND FINANCIAL RESULTS (UNAUDITED)	PAGE 8
3	CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	PAGE 16

Page 6 of 29 Total Pages

CONSOLIDATED KEY FIGURES	1

1. Consolidated key figures (unaudited)

Sales

	9 months			3rd quarter
(million euros)	2006	2005	% Variance	2006	2005	% Variance

By geographical zone of destination
Western Europe	5,255	4,711	12%	1,796	1,647	9%
North America	3,997	3,282	22%	1,622	1,448	12%
Mediterranean Basin	635	494	29%	236	203	16%
Central and Eastern Europe	866	663	31%	401	305	31%
Latin America	609	506	20%	206	186	11%
Sub-Saharan Africa	1,274	1,032	23%	438	378	16%
Asia	1,227	1,071	15%	405	372	9%

By business line
Cement	6,644	5,634	18%	2,400	2,152	12%
Aggregates & Concrete	4,809	3,920	23%	1,846	1,591	16%
Roofing	1,188	1,108	7%	462	427	8%
Gypsum	1,213	1,081	12%	394	364	8%
Other	9	16	-	2	5	-
Total	13,863	11,759	17.9%	5,104	4,539	12.4%

Current operating income

	9 months			3rd quarter
(million euros)	2006	2005	% Variance	2006	2005	% Variance

By geographical zone of destination
Western Europe	786	677	16%	309	286	8%
North America	514	357	44%	317	256	24%
Mediterranean Basin	178	155	15%	74	72	3%
Central and Eastern Europe	223	138	62%	137	94	46%
Latin America	112	100	12%	37	35	6%
Sub-Saharan Africa	276	214	29%	100	88	14%
Asia	92	46	100%	30	19	58%

By business line
Cement	1,546	1,253	23%	675	601	12%
Aggregates & Concrete	423	286	48%	235	178	32%
Roofing	96	73	32%	59	49	20%
Gypsum	158	113	40%	48	34	41%
Other	(42)	(38)	-	(13)	(12)	-
Total	2,181	1,687	29.3%	1,004	850	18.1%

Other key figures

	9 months			3rd quarter
(million euros, except per share data)	2006	2005	% Variance	2006	2005	% Variance
Net income - Group share	1,096	773	42%	548	414	32%
Earnings per share (in euros)	6.28	4.53	39%	3.14	2.41	30%
Cash flow from operations	2,309	1,543	50%	1,070	745	44%
Net debt	10,261	7,529	36%

LAFARGE | INTERIM REPORT AT SEPTEMBER 30, 2006 | PAGE 2

Page 7 of 29 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS	2

2. Review of operations and financial results (unaudited)

Group highlights for the nine months

■	Strong earnings growth in all our businesses over the first nine months.

■	Strong organic growth (+14% in sales and +28% in current operating income), fueled by the Group’s solid positions.

■	Price increases in excess of cost increases, resulting from vigorous efforts at local level in all our activities.

■	Continued control of our costs.

■	Improvement in Group operating margin (15.7% compared with 14.3% in 2005) visible across all our businesses.

■	Strong increase in earnings per share (+39%).

■	Strong increase in cash flow from operations (+50%) and in free cash flow, up from 243 million euros to 811 million euros.

■	Reorganization in North America and implementation of the synergies.

■	Acceleration of our capacity expansion program to respond to market growth, consolidate our positions and move into new markets.

Overview of operations: sales and current operating income

Consolidated sales and current operating income

All data regarding sales, sales volumes and current operating income include the proportional contributions of our proportionately consolidated subsidiaries.

Sales and current operating income improved strongly during the first nine months of the year across all divisions: consolidated sales increased by 17.9% over 2005 (12.4% in the third quarter) and current operating income by 29.3% (18.1% in the third quarter).

Organic growth, benefiting from the Group’s solid positions, mainly drove these improvements. At constant scope and exchange rates, sales rose by 13.7% for the first nine months of the year (11.4% in the third quarter) and current operating income by 27.7% (17.1% in the third quarter). Successful price increase implemented in our markets, more than compensated costs increase. In this context, good performance in all segments led to the marked improvement of the Group’s operating margin which grew from 14.3% for the first nine months in 2005 to 15.7% in 2006, with all activities contributing.

Favourable currency impacts (242 million euros on sales and 30 million euros on current operating income) derive mainly from the appreciation of the US and Canadian dollar year on year. Changes in the scope of consolidation had a net positive impact on sales of 229 million euros and a negative impact of 7 million euros on current operating income (mainly reflecting the impact of the cement joint venture with Shui-On in China).

Sales and Current operating income by segment

Individual segment sales information is discussed below before elimination of interdivisional sales.

LAFARGE  |  INTERIM REPORT AT SEPTEMBER 30, 2006  |  PAGE 3

Page 8 of 29 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS	2

Cement

(million euros)	9 months		% Variance	Excluding foreign exchange and scope effects	3rd quarter		% Variance	Excluding foreign exchange and scope effects
	2006	2005			2006	2005

Sales before elimination of interdivisional sales	7,262	6,132	+ 18.4%	+ 14.9%	2,621	2,335	+ 12.2%	+ 12.3%

Current operating income	1,546	1,253	+ 23.4%	+ 22.2%	675	601	+ 12.3%	+ 11.7%

Volumes trends for the first nine months of 2006 were favourable, up 6.7% at 98.3 million tonnes, reflecting strong growth in most of our markets. At constant scope and exchange rates, current operating income increased by 22%, driven by volumes and sales price increases in most of our markets which more than offset the rise in energy, transportation and raw material costs. The 5.6% volume increase in the third quarter confirms our strong growth trends.

WESTERN EUROPE

Sales:	€2,115 million at end of September 2006 (€1,889 million in 2005)
€719 million in the third quarter of 2006 (€655 million in 2005)

Current operating income:	€525 million at end of September 2006 (€459 million in 2005)
€209 million in the third quarter of 2006 (€199 million in 2005)

Sales and current operating income for the first nine months of the year increased respectively by 12% to 2,115 million euros and by 14% to 525 million euros. Current operating income at constant scope of consolidation and exchange rates was up by 14% compared to 2005, mainly led by the strong market conditions in France, Spain and Greece. In these countries, volumes and prices remained strong during the third quarter in an environment of highly increasing costs. Other countries were overall flat on last year levels. Notably, in a context of slightly enhanced volumes, the increase in prices in the United Kingdom offset the strong increases in costs.

NORTH AMERICA

Sales:	€1,504 million at end of September 2006 (€1,296 million in 2005)
€596 million in the third quarter of 2006 (€561 million in 2005)

Current operating income:	€259 million at end of September 2006 (€216 million in 2005)
€149 million in the third quarter of 2006 (€135 million in 2005)

Sales increased strongly with robust price increases more than offsetting the impact of the decline in residential activity in most US markets. Domestic volumes at the end of September were slightly down 0.7%, compared to the same period last year, 4.5% lower in the third quarter. In respect to geographic mix, the pattern remained unchanged from last quarter, with strong demand displayed in the West and Southeast area while softness continued in the Northeast and Lakes regions. Pricing remains firmly over last year levels, benefiting from the price increases obtained in all markets during the first quarter and in selected markets in the third quarter.

Current operating income grew by 20% to 259 million euros compared to 216 million euros in 2005. At constant exchange rates, current operating income grew by 13% reflecting the favorable pricing trends. This significant increase in current operating income was achieved in a context of cost pressure from higher energy costs and additional costs (freight, based on oil cost, and imports of cement) in a context of high demand during the first half-year.

LAFARGE  |  INTERIM REPORT AT SEPTEMBER 30, 2006  |  PAGE 4

Page 9 of 29 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS	2

GROWING MARKETS

Sales:	€3,643 million at end of September 2006 (€2,947 million in 2005)
€1,306 million in the third quarter of 2006 (€1,119 million in 2005)

Current operating income:	€762 million at end of September 2006 (€578 million in 2005)
€317 million in the third quarter of 2006 (€267 million in 2005)

Overall sales grew by 24%, with all regions delivering positive growth. Current operating income in growing markets went up 32% to 762 million euros compared to 578 million euros in the same period of 2005. Currency fluctuations, negligible on a country by country basis, overall had a slight positive impact on current operating income of 13 million euros. Changes in the scope of consolidation had a negative impact of 15 million euros arising primarily, as during the first half, from the integration of the Lafarge Shui On joint venture in China.

In the Mediterranean Basin, strong sales growth was recorded with a solid construction sector and good pricing trends in Turkey, Egypt and Jordan, Jordan being slightly off previous record consumption levels in the third quarter. In Egypt, the recent government announcement to control market prices only had a moderate impact on our operations until now. Current operating income of the Region increased by 12% to 166 million euros from 148 million euros last year. Current operating income at constant scope and exchange rates grew by 11%. Price increases more than offset higher energy costs. In Turkey, where market growth exceeded production capacities, high level of imports deteriorated the operating margin.

Central and Eastern Europe recorded again in the third quarter high levels of activity in all countries. Current operating income grew by 55% to 188 million euros compared to 121 million euros in the first nine months of 2005. At constant scope and exchange rates, current operating income was up 52%. This strong performance was achieved primarily by Romania and Poland driven by good volumes conditions. Strong improvement of current operating income was also achieved in Russia.

In Latin America, sales were up overall, but with contrasting performance across the region. Very strong volume growth was recorded in Venezuela, boosted by a high level of activity in the construction sector and measures taken by the government, while Chile remained low. Prices in Brazil fell sharply year on year, leading to a significant decline in sales. They stabilized at their level of end of 2005. Current operating income was almost stable from 94 million euros at the end of September 2005 to 93 million euros. At constant scope and exchange rates, current operating income was down 5%, due to Brazil where the sharp fall in prices year on year led to strong current operating income deterioration. Elsewhere in the region the operations posted strong level of growth in current operating income, from 83 million euros in 2005 to 106 million euros in 2006.

In Sub-Saharan Africa, current operating income grew strongly by 30% to 232 million euros up from 179 million euros in the nine first months of 2005, with sales benefiting from favourable volume and pricing trends across the region. At constant scope of consolidation and exchange rates, current operating income grew by 28% with strong growth in Nigeria and Kenya. In Nigeria, favourable volumes, improved performance and pricing trends more than offset increased costs. In South Africa, increased purchase of clinker in the first half-year following a kiln fire, caused the current operating income to remain at last year’s level.

In Asia, current operating income for the first nine months more than doubled, from 36 to 83 million euros, a 176% increase at constant scope and exchange rates. Despite a still difficult situation in Korea, this significant increase is the result of the strong price recovery in Malaysia, but also of strong current operating income improvement in the Philippines despite a market which remains weak and has yet to see the benefit of the announced infrastructure spendings, as well as in India due to continued market growth and improved pricing. In China, the integration of all the ex-Shui On assets is progressing in line with our plan, while our heritage operations continue to show significant growth in their earnings amidst improved market conditions.

LAFARGE  |  INTERIM REPORT AT SEPTEMBER 30, 2006  |  PAGE 5

Page 10 of 29 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS	2

Aggregates & Concrete

(million euros)	9 months		% Variance	Excluding foreign exchange and scope effects	3rd quarter		% Variance	Excluding foreign exchange and scope effects
	2006	2005			2006	2005

Sales before elimination of interdivisional sales	4,827	3,931	+ 22.8%	+ 15.2%	1,854	1,594	+ 16.3%	+ 12.5%

Current operating income	423	286	+ 47.9%	+ 43.4%	235	178	+ 32.0%	+ 26.3%

AGGREGATES AND OTHER RELATED PRODUCTS

Sales:	€2,488 million at end of September 2006 (€2,052 million in 2005)
€1,036 million in the third quarter of 2006 (€885 million in 2005)

Current operating income:	€263 million at end of September 2006 (€199 million in 2005)
€166 million in the third quarter of 2006 (€133 million in 2005)

The increase in the current operating income was derived from a strong improvement in prices combined with good cost control.

In Western Europe, sales and current operating income were strongly up driven through solid pricing, robust volumes and good cost control, particularly in France. Asphalt and paving activities in the UK saw some volume decline and had difficulty passing through all the bitumen and fuel price increases.

In North America, solid sales growth in both Western Canada and South East compensated for the slight declines in our other markets. Current operating income showed very encouraging growth driven through strong pricing and capturing the value of the additional volume in Western Canada and South East US, combined with good cost control notably in our stable or declining markets.

Elsewhere in the world, we are starting to reap the benefits of our recent investments in the relatively high growth markets most notably Poland, Romania and South Africa which have all showed excellent improvement in current operating income driven through high volume growth combined with strong pricing and significant productivity improvements.

CONCRETE AND OTHER RELATED PRODUCTS

Sales:	€2,682 million at end of September 2006 (€2,151 million in 2005)
€948 million in the third quarter of 2006 (€814 million in 2005)

Current operating income:	€160 million at end of September 2006 (€87 million in 2005)
€69 million in the third quarter of 2006 (€45 million in 2005)

The significant increase in the current operating income is the result of strong pricing, above industry costs inflation, in most markets, together with successful cost reduction initiatives in most countries. A further growth of our value added products contributed as well. Overall we had favourable market conditions in most markets with some decline in Eastern Canada and West US.

In Western Europe, sales increased significantly, thanks to good pricing and strong volumes, particularly in France which is still improving its already high return on sales.

In North America, the major drivers for current operating income improvement are a significant price increase in all markets, and a dramatic improvement in performance in Eastern Canada, despite lower volumes. In addition to that, we benefited from increased sales of value added products, and good volumes in Canada West mainly, but also in South East US despite a softer September

Elsewhere in the world, we enjoyed substantial growth in many markets, together with good pricing. Almost all countries improved their return on sales, only Malaysia faced more difficult market conditions.

LAFARGE  |  INTERIM REPORT AT SEPTEMBER 30, 2006  |  PAGE 6

Page 11 of 29 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS	2

Roofing

(million euros)	9 months		% Variance	Excluding foreign exchange and scope effects	3rd quarter		% Variance	Excluding foreign exchange and scope effects
	2006	2005			2006	2005

Sales before elimination of interdivisional sales	1,190	1,108	+ 7.4%	+ 6.1%	464	427	+ 8.7%	+ 7.9%

Current operating income	96	73	+ 31.5%	+ 26.8%	59	49	+ 20.4%	+ 17.9%

The good performance in sales was still more price than volume driven even though we experienced some improvement in certain volumes during the third quarter, and the improvement in current operating income remained primarily located in Western Europe.

WESTERN EUROPE

Sales of the first nine months were up in all countries but Germany, which is still below last year with, however, positive signs of market improvement during the third quarter.

Current operating income rose sharply by 21% to 58 million euros from 48 million euros in the first nine months of 2005. In Germany, the current operating profit increased to 7 from 5 million euros, mostly thanks to costs savings, good developments in chimneys and positive market trends during the third quarter. France recovered from the production difficulties encountered in 2005.

OTHER COUNTRIES

We have seen mixed markets conditions in the United States with California showing a strong decrease and Florida an increase. Overall, for the United States, volumes were down but prices were up.

Current operating income in other countries was up from 25 million euros to 38 million euros, improving mainly in Central and Eastern Europe.

LAFARGE  |  INTERIM REPORT AT SEPTEMBER 30, 2006  |  PAGE 7

Page 12 of 29 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS	2

Gypsum

(million euros)	9 months		% Variance	Excluding foreign exchange and scope effects	3rd quarter		% Variance	Excluding foreign exchange and scope effects
	2006	2005			2006	2005

Sales before elimination of interdivisional sales	1,229	1,093	+ 12.4%	+ 12.7%	399	368	+ 8.4%	+ 10.6%

Current operating income	158	113	+ 39.8%	+ 41.5%	48	34	+ 41.2%	+ 49.0%

The increase in sales and in current operating income was largely driven by market conditions in North America.

WESTERN EUROPE

Sales were up overall, driven by increased volumes in all countries. Volumes in France reflected the strong underlying demand and in the UK and Ireland, demand remained solid. In Germany, the volumes and prices increased from the low level experienced in the second half of 2005.

Current operating income improved in the first nine months (62 million euros in 2006 compared to 59 million euros in 2005), reflecting the favourable market conditions.

NORTH AMERICA

Favourable market conditions were seen in North America till August, with higher prices and good volume growth. Since then, there is a softening of the demand in the United States. Prices declined in August and September but remained at a high level compared to 2005, resulting in a very strong price effect for the first nine months.

Current operating income continued to improve significantly. A substantial improvement was delivered, with the current operating income growing to 75 million euros compared to 30 million euros generated in the first nine months of 2005, in the context of strong price growth, high demand and solid plant performance.

OTHER COUNTRIES

Current operating income was down to 21 million euros, compared to 24 million euros in the first nine months of 2005, mostly due to Australia.

Other (including holdings)

The operating loss of our other operations amounted to 42 million euros in the first nine months of 2006 compared to 38 million euros in 2005.

LAFARGE  |  INTERIM REPORT AT SEPTEMBER 30, 2006  |  PAGE 8

Page 13 of 29 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS	2

Other income statement items

Other elements of the operating income: €-13 million (€-18 million in the first nine months of 2005)

Gains on disposals, net, amounted to 3 million euros compared to 19 million euros in the first nine months of 2005.

Other operating income (expenses), represented a net expense of 16 million euros, compared to a net expense of 37 million euros in the first nine months of 2005.

Finance costs: €347 million (€331 million in the first nine months of 2005)

Finance costs, comprised of financial expenses on net indebtedness and other financial income and expenses, increased by 5% year on year. Financial expenses on net indebtedness increased by 23%, from 310 million euros to 382 million euros mainly as the result of the additional interest expense on the acquisition debt for the Lafarge North America minority interests buy out. The average interest rate on our gross debt was 5.6% on September 30, 2006 as compared to 5.4% on September 30, 2005.

Income from associates: €32 million (€30 million in the first nine months of 2005)

Main improvements come from of our Aggregate and Concrete affiliates.

Income tax: €573 million (€408 million in the first nine months of 2005)

Income tax expense for the first nine months increased between 2005 and 2006, with an effective tax rate almost stable at 31% compared to 30% in 2005.

Minority interests: €184 million (€187 million in the first nine months of 2005)

The apparent stability in minority interests is explained by several effects going in opposite directions. The minority interest line is reduced by 132 million euros as the result of the acquisition of the minority interests of Lafarge North America. It is increased by 129 million euros due to better net results in Malaysia, Romania, Nigeria and Lafarge North America.

Net income, Group share: €1,096 million (€773 million in the first nine months of 2005)

Net income for the first nine months increased by 42% between 2005 and 2006.

Earnings per share: €6.28 (€4.53 in the first nine months of 2005)

Basic earnings per share was up 39% compared to 2005. The acquisition of Lafarge North America minority interests, effective May 16, is accretive €0.45 per share at end of September 2006. The average number of shares outstanding during the first nine months of 2006 was 174.4 million compared to 170.7 million in the same period of 2005. The increase in the average number of shares is essentially due to the impact of the shares issued in June 2005 to shareholders opting for the reinvestment of the dividend in 2005. At 174.7 million shares, the number of shares at the end of September 2006 is very close to the one reported at the end of 2005 (174.2 million shares).

Cashflow statement

Net cash provided by operating activities increased by 656 million euros in the first nine months of 2006 to 1,474 million euros (€818 million at the end of September 2005)

The increase arose from higher profits despite additional working capital requirements associated with strong sales. The additional working capital requirement amounted to 835 million euros, 110 million euros more than in the first nine months of 2005. Expressed in days of sales (count back method), the ratio of operating working capital requirement is stable at 66 days in September 2006 compared to 2005.

Net cash used in investing activities amounted to €4,168 million (€1,008 million in the first nine months of 2005)

Sustaining capital expenditures (i.e. ongoing upgrading and modernization of existing facilities) totalled 663 million euros (575 million euros in the first nine months of 2005).

Capital expenditures for new capacity totalling 414 million euros (231 million euros in the first nine months of 2005), included expenditures on major cement projects such as the new production line in Morocco (16 million euros), China (21 million euros) and Mexico (22 million euros) and the reconstruction of our plant in Indonesia (12 million euros). Also included in this amount were the modernization of the Buchanan New York plant and the capacity extension in Silver Grove in Gypsum (70 million euros) and of the modernization of the Roofing plants in the South of France (32 million euros). It also include various debottlenecking investments in cement (in France, Spain and Nigeria mainly) for a total amount of 70 million euros and the construction of a new terminal in New York (17 million euros).

LAFARGE  |  INTERIM REPORT AT SEPTEMBER 30, 2006  |  PAGE 9

Page 14 of 29 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS	2

External development totalled 3,203 million euros (315 million euros in the first nine months of 2005), of which the most significant were:

-	the buy out of minority interests in Lafarge North America (2.8 billion euros)

-	the acquisition of Rein Schultz & Dahl of Illinois in North America in the Aggregates & Concrete business (56 million euros)

Disposals of 131 million euros (101 million euros in the first nine months of 2005) were made up of the sale of our remaining stake in Materis and a variety of small divestments of non core assets.

Balance sheet statement

As at September 30, 2006 total equity stood at €11,568 million (€12,329 million at the end of December 2005) and net debt at €10,261 million (€7,221 million at the end of December 2005).

The decrease in equity from the end of December 2005 is mainly explained by the Lafarge North America minority interests buy out (negative impact of 1.1 billion euros) and dividends payments (598 million euros), partly offset by enhanced results (1,280 million euros).

The increase of 3,040 million euros of the net consolidated debt reflects mainly the impact of the Lafarge North America minority interests buy out.

Outlook

■

We expect our markets to remain favorable, despite the slowdown in certain North American markets. Price increases should exceed cost increases overall over the year. Continuing rises in energy and transportation costs should be mitigated by the impact of our cost-reduction programs.

■

The growth in our operating income is expected to continue during the final quarter of 2006, albeit at a more moderate pace owing to the very strong level of activity recorded during the fourth quarter of 2005.

Statements made in this report that are not historical facts, including statements regarding our expectations on market trends, price increases, energy costs, cost reduction and growth in our results, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

LAFARGE  |  INTERIM REPORT AT SEPTEMBER 30, 2006  |  PAGE 10

Page 15 of 29 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS	3

3. Consolidated financial statements (unaudited)

Consolidated statements of income

	9 months		3rd quarter		DECEMBER 31, 2005
(million euros, except per share data)	2006	2005	2006	2005	12 months

Revenue	13,863	11,759	5,104	4,539	15,969

Cost of sales	(10,148)	(8,596)	(3,614)	(3,189)	(11,618)
Selling and administrative expenses	(1,534)	(1,476)	(486)	(500)	(1,994)
Current operating income	2,181	1,687	1,004	850	2,357
Gains (losses) on disposals	3	19	7	16	37
Other operating income (expenses)	(16)	(37)	49	22	(157)
Operating income	2,168	1,669	1,060	888	2,237
Finance (costs) income	(347)	(331)	(152)	(150)	(427)
Income from associates	32	30	13	16	38
Income before income tax	1,853	1,368	921	754	1,848
Income tax	(573)	(408)	(293)	(191)	(424)
Net Income	1,280	960	628	563	1,424
Out of which:
Group share	1,096	773	548	414	1,096
Minority interests	184	187	80	149	328

Basic earnings per share (euros)	6.28	4.53	3.14	2.41	6.39
Diluted earnings per share (euros)	6.22	4.50	3.10	2.39	6.34
Basic average number of outstanding shares (in thousands)	174,403	170,655			171,491

LAFARGE  |  INTERIM REPORT AT SEPTEMBER 30, 2006  |  PAGE 11

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CONSOLIDATED FINANCIAL STATEMENTS	3

Consolidated balance sheets

(million euros)	AT SEPTEMBER 30, 2006	AT SEPTEMBER 30, 2005	AT DECEMBER 31, 2005

ASSETS

Non-current assets	22,171	19,903	20,543

Goodwill	8,184	6,498	6,646
Intangible assets	375	359	355
Property, plant and equipment	12,103	11,578	12,171
Investments in associates	405	375	376
Other financial assets	790	707	626
Derivative instruments	65	67	49
Deferred income tax asset	249	319	320
Current assets	7,762	7,168	7,352

Inventories	1,883	1,714	1,857
Trade receivables	3,519	3,223	2,737
Other receivables	1,017	919	925
Derivative instruments	62	70	98
Cash and cash equivalents	1,281	1,242	1,735

Total assets	29,933	27,071	27,895

LIABILITIES

Common stock	705	702	704
Additional paid-in capital	6,368	6,293	6,316
Treasury shares	(82)	(100)	(98)
Retained earnings	2,747	1,702	2,025
Other reserves	85	71	70
Foreign currency translation	347	563	741
Shareholders’ equity - Parent company	10,170	9,231	9,758
Minority interests	1,398	2,441	2,571
Equity	11,568	11,672	12,329

Non-current liabilities	12,316	8,936	9,635

Deferred income tax liability	653	724	567
Pension & other employee benefits liabilities	1,243	1,244	1,218
Provisions	952	965	984
Long-term debt	9,445	5,988	6,856
Derivative instruments	23	15	10
Put options on shares of subsidiaries	262	207	263

Current liabilities	5,787	6,256	5,668

Pension & other employee benefits liabilities, current portion	47	160	156
Provisions, current portion	163	121	123
Trade payables	1,631	1,514	1,675
Other payables	1,911	1,664	1,575
Income tax payable	96	99	165
Short term debt and current portion of long-term debt	1,907	2,640	1,886
Derivative instruments	32	58	88

Total equity and liabilities	29,933	27,071	27,895

LAFARGE  |  INTERIM REPORT AT SEPTEMBER 30, 2006  |   PAGE 12

Page 17 of 29 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS	3

Consolidated statements of cash flows

	9 months		3rd quarter		DECEMBER 31, 2005

(million euros)	2006	2005	2006	2005	12 months
Net cash provided by (used in) operating activities
Net income	1,280	960	628	563	1,424

Adjustments for income and expenses non cash or not related to operating activities, for financial expenses and income taxes :
Depreciation and amortization of assets	778	709	256	255	973
Impairment losses	6	10	2	1	85
Income from associates	(32)	(30)	(13)	(16)	(38)
(Gains) on disposals, net	(3)	(19)	(7)	(16)	(37)
Finance costs (income)	347	331	152	150	427
Income taxes	573	408	293	191	424
Others, net	13	(36)	(42)	(77)	(46)
Change in operating working capital items, excluding financial expenses and income taxes	(835)	(725)	(69)	(267)	(352)
Net cash provided by operating activities before impacts of financial expenses and income taxes	2,127	1,608	1,200	784	2,860
Cash payments for financial expenses	(285)	(329)	(70)	(108)	(448)
Cash payments for income taxes	(368)	(461)	(129)	(198)	(526)
Net cash provided by operating activities	1,474	818	1,001	478	1,886

Net cash provided by (used in) investing activities
Capital expenditures	(1,153)	(884)	(409)	(350)	(1,454)
Investment subsidies received	-	2	-	2	2
Investment in subsidiaries and joint ventures (1)	(3,089)	(189)	(107)	(21)	(384)
Investment in associates	(6)	(6)	-	(2)	(10)
Investment in available for sale investments	(32)	(42)	(10)	(5)	(10)
Disposals (2)	131	101	31	43	154
Net decrease (increase) in loans and long-term receivables	(19)	10	(18)	6	18
Net cash (used in) investing activities	(4,168)	(1,008)	(513)	(327)	(1,684)

Net cash provided by (used in) financing activities
Proceeds from issuance of common stock	18	284	6	32	301
Proceeds from issuance of common stock – minority interests subscription	146	72	(26)	39	86
Decrease in treasury shares	16	2	10	-	4
Dividends paid	(447)	(408)	-	-	(408)
Dividends paid by subsidiaries to minority interests	(151)	(116)	(57)	(22)	(137)
Proceeds from issuance of long-term debt	2,727	1,522	53	356	2,100
Repayment of long-term debt	(1,617)	(1,346)	(210)	(451)	(2,050)
Increase (decrease) in short-term debt	1,633	(252)	(6)	(151)	(81)
Net cash (used in) financing activities	2,325	(242)	(230)	(197)	(185)

Increase (decrease) in cash and cash equivalent	(369)	(432)	258	(46)	17
Net effect of foreign currency translation on cash and cash equivalents	(85)	124	(49)	27	168
Cash and cash equivalents at beginning of the period	1,735	1,550	1,072	1,261	1,550
Cash and cash equivalents at end of the period	1,281	1,242	1,281	1,242	1,735
(1) Net of cash and cash equivalents of companies acquired	5	20	3	6	28
(2) Net of cash and cash equivalents of companies disposed of	2	2	-	-	1

LAFARGE  |  INTERIM REPORT AT SEPTEMBER 30, 2006  |  PAGE 13

Page 18 of 29 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS	3

Consolidated statements of changes in equity

	OUTSTANDING SHARES	TREASURY SHARES	COMMON STOCK	ADDI- TIONAL PAID-IN CAPITAL	TREASURY SHARES	RETAINED EARNINGS	OTHER RESERVES	FOREIGN CURRENCY TRANSLATION	SHAREHOLDERS’ EQUITY – PARENT COMPANY	MINORITY INTERESTS	EQUITY
	(NUMBER OF SHARES)		(MILLION EUROS)
Balance at January 1, 2005	170,919,078	1,834,396	684	6,013	(102)	1,337	32	(182)	7,782	2,119	9,901
Available for sale investments							42		42		42
Cash-flow hedge instruments							14		14		14
Deferred taxes and others							(17)		(17)		(17)
Change in translation adjustments								745	745	232	977
Income and expenses recognized directly in equity							39	745	784	232	1,016
Net income						773			773	187	960
Total income and expenses for the period (comprehensive income)						773	39	745	1,557	419	1,976
Dividends						(408)			(408)	(116)	(524)
Issuance of common stock (dividend reinvestment plan)	3,995,201		16	232					248		248
Issuance of common stock (exercise of stock options)	152,026			3					3		3
Employee stock purchase plan	576,125		2	31					33		33
Share based payments				14					14		14
Treasury shares		(32,276)			2				2		2
Other movements - minority interests										19	19
Balance at September 30, 2005	175,642,430	1,802,120	702	6,293	(100)	1,702	71	563	9,231	2,441	11,672

Balance at January 1, 2006	175,985,303	1,785,693	704	6,316	(98)	2,025	70	741	9,758	2,571	12,329
Available for sale investments							91		91		91
Cash-flow hedge instruments							(8)		(8)		(8)
Deferred taxes and others						73	(68)		5		5
Change in translation adjustments								(394)	(394)	(134)	(528)
Income and expenses recognized directly in equity						73	15	(394)	(306)	(134)	(440)
Net income						1,096			1,096	184	1,280
Total income and expenses for the period (comprehensive income)						1,169	15	(394)	790	50	840
Dividends						(447)			(447)	(151)	(598)
Issuance of common stock (exercise of stock options)	282,063		1	17					18		18
Share based payments				35					35		35
Treasury shares		(237,525)			16				16		16
Other movements - minority interests										(1,072)	(1,072)
Balance at September 30, 2006	176,267,366	1,548,168	705	6,368	(82)	2,747	85	347	10,170	1,398	11,568

LAFARGE  |  INTERIM REPORT AT SEPTEMBER 30, 2006  |  PAGE 14

Page 19 of 29 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS	3

Notes to the consolidated financial statements

Note 1. Business description

Lafarge S.A. is a French limited liability company (société anonyme) governed by French law. Our commercial name is “Lafarge”. The company was incorporated in 1884 under the name “J et A Pavin de Lafarge”. Currently, our by-laws state that the duration of our company is until December 31, 2066, and may be amended to extend our corporate life. Our registered office is located at 61 rue des Belles Feuilles, 75116 Paris, France. The company is registered under the number “542105572 RCS Paris” with the registrar of the Paris Commercial Court (Tribunal de Commerce de Paris).

The Group organizes its operations into four divisions: Cement, Aggregates & Concrete, Roofing and Gypsum.

The Group’s shares have been traded on the Paris stock exchange since 1923 and have been a component of the French CAC-40 market index since its creation. They are also included in the SBF 250 index and the Dow Jones Eurostoxx 50 index. Since July 23, 2001, the Group’s shares have traded on the New York Stock Exchange (“NYSE”) in the form of American Depositary Shares, or ADSs under the symbol “LR”. Each ADS represents one-fourth of one share.

As used herein, the terms “Lafarge S.A.” or the “parent company” refer to Lafarge a société anonyme organized under French law, without its consolidated subsidiaries. The terms the “Group” or “Lafarge” refer to Lafarge S.A. together with its consolidated companies.

The Board of Directors examined these interim financial statements on November 8, 2006.

Note 2. Summary of significant accounting policies

The Group consolidated financial statements at September 30, 2006 are prepared in accordance with the accounting policies applied by the Group at December 31, 2005. These accounting policies are described in Note 2 to the Consolidated Financial Statements of the 2005 annual report on Form 20-F and are compliant with the International Financial Reporting Standards (“IFRS”) as endorsed by the European Union, which does not differ for the Group with the IFRS as published by International Accounting Standards Board (“IASB”).

The interim report includes condensed financial statements and notes prepared in accordance with IAS 34 “Interim Financial Reporting”.

Note 3. Business segment and geographic area information

Operating segments are defined as components of an enterprise that are engaged in providing products or services and that are subject to risks and returns that are different from those of other business segments.

The Group operates in the following four business segments: Cement, Aggregates & Concrete, Roofing and Gypsum, each of which represents separately managed strategic business segments that have different capital requirements and marketing strategies. Each business segment is managed separately because each business segment develops, manufactures and sells distinct products.

Group management internally evaluates its performance based upon current operating income (defined as operating income before net gains on disposals and other operating income and expenses), share in net income of associates and capital employed (defined as the total of goodwill, intangible and tangible assets, investments in associates and working capital) as disclosed in its business segment and geographic area information.

■	The Cement segment produces and sells a wide range of cement and hydraulic binders adapted to the needs of the construction industry.

■	The Aggregates & Concrete segment produces and sells aggregates, ready mix concrete, other concrete products and other products and services related to paving activities.

■	The Roofing segment produces and sells roof tiles, roofing accessories and chimney systems.

■	The Gypsum segment mainly produces and sells drywall for the commercial and residential construction sectors.

LAFARGE  |  INTERIM REPORT AT SEPTEMBER 30, 2006  |  PAGE 15

Page 20 of 29 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS	3

The accounting policies applied to segment earnings comply with those described in Note 2 to the Consolidated Financial Statements of the 2005 annual report on Form 20F.

The Group accounts for intersegment sales and transfers at market prices.

As the Group’s primary segment reporting is business segment as described above, the secondary information is reported geographically with revenue presented by region or country of destination of the revenue.

(a) Business segment information

(million euros)	CEMENT	AGGREGATES & CONCRETE	ROOFING	GYPSUM	OTHER	TOTAL

SEPTEMBER 2006

Statement of income
Gross revenue	7,262	4,827	1,190	1,229	9	14,517
Less: intersegment	(618)	(18)	(2)	(16)		(654)
Revenue	6,644	4,809	1,188	1,213	9	13,863

Current operating income	1,546	423	96	158	(42)	2,181
Gains on disposals, net	6	4	(2)	(5)		3
Other operating income (expenses)	(17)	(6)	(23)	3	27	(16)
Including impairment on assets and goodwill			(6)			(6)
Operating income	1,535	421	71	156	(15)	2,168

Finance (costs) income						(347)
Income from associates	6	9	5	12		32
Income taxes						(573)
Net income						1,280

Other information
Depreciation and amortization	(426)	(191)	(87)	(50)	(24)	(778)
Other segment non cash income (expenses) of operating income	(72)	(26)	(8)	(1)	84	(23)
Capital expenditures	606	278	101	136	32	1,153
Capital employed	15,144	4,756	2,245	1,550	153	23,848

Balance sheet
Investments in associates	120	41	145	92	7	405
Other segment assets	17,246	5,430	2,422	1,791	2,263	29,152
Unallocated assets (a)						376
Total assets						29,933

Segment liabilities	2,074	1,191	727	323	1,728	6,043
Unallocated liabilities and equity (b)						23,890
Total equity and liabilities						29,933

(a)	Deferred tax assets and derivative instruments.
(b)	Deferred tax liability, financial debt including put option on minority interests and derivative instruments, equity.

LAFARGE  |  INTERIM REPORT AT SEPTEMBER 30, 2006  |  PAGE 16

Page 21 of 29 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS	3

(million euros)	CEMENT	AGGREGATES & CONCRETE	ROOFING	GYPSUM	OTHER	TOTAL

SEPTEMBER 2005

Statement of income
Gross revenue	6,132	3,931	1,108	1,093	20	12,284
Less: intersegment	(498)	(11)		(12)	(4)	(525)
Revenue	5,634	3,920	1,108	1,081	16	11,759

Current operating income	1,253	286	73	113	(38)	1,687
Gains on disposals, net	12	9	(4)	5	(3)	19
Other operating income (expenses)	(9)	(3)	(24)	(2)	1	(37)
Including impairment on assets and goodwill	(4)		(5)	(1)		(10)
Operating income	1,256	292	45	116	(40)	1,669

Finance (costs) income						(331)
Income from associates	5	6	7	12		30
Income taxes						(408)
Net income						960

Other information
Depreciation and amortization	(379)	(153)	(88)	(54)	(35)	(709)
Other segment non cash income (expenses) of operating income	(74)	(16)	(4)	2	161	69
Capital expenditures	499	233	75	53	24	884
Capital employed	13,705	3,932	2,203	1,262	287	21,389

Balance sheet
Investments in associates	112	36	145	64	18	375
Other segment assets	15,792	5,280	2,555	1,561	1,052	26,240
Unallocated assets (a)						456
Total assets						27,071

Segment liabilities	1,858	1,087	694	278	1,850	5,767
Unallocated liabilities and equity (b)						21,304
Total equity and liabilities						27,071

(a)	Deferred tax assets and derivative instruments.
(b)	Deferred tax liability, financial debt including put option on minority interests and derivative instruments, equity.

LAFARGE  |  INTERIM REPORT AT SEPTEMBER 30, 2006  |  PAGE 17

Page 22 of 29 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS	3

(million euros)	CEMENT	AGGREGATES & CONCRETE	ROOFING	GYPSUM	OTHER	TOTAL

DECEMBER 2005

Statement of income
Gross revenue	8,314	5,392	1,514	1,479	25	16,724
Less: intersegment	(719)	(15)	-	(17)	(4)	(755)
Revenue	7,595	5,377	1,514	1,462	21	15,969

Current operating income	1,770	398	98	151	(60)	2,357
Gains on disposals, net	10	14	(3)	3	13	37
Other operating income (expenses)	(76)	(6)	(52)	(8)	(15)	(157)
Including impairment on assets and goodwill	(53)	(4)	(20)	(7)	(1)	(85)
Operating income	1,704	406	43	146	(62)	2,237

Finance (costs) income						(427)
Income from associates	8	8	7	15	-	38
Income taxes						(424)
Net income						1,424

Other information
Depreciation and amortization	(519)	(233)	(123)	(71)	(27)	(973)
Other segment non cash income (expenses) of operating income	(88)	(11)	2	4	175	82
Capital expenditures	824	358	139	101	32	1,454
Capital employed	13,982	3,932	2,181	1,267	290	21,652

Balance sheet
Investments in associates	115	40	143	71	7	376
Other segment assets	16,043	5,313	2,289	1,524	1,883	27,052
Unallocated assets (a)						467
Total assets						27,895

Segment liabilities	2,023	1,138	670	321	1,744	5,896
Unallocated liabilities and equity (b)						21,999
Total equity and liabilities						27,895

(a)	Deferred tax assets and derivative instruments.
(b)	Deferred tax liability, financial debt including put option on minority interests and derivative instruments, equity.

LAFARGE  |  INTERIM REPORT AT SEPTEMBER 30, 2006  |  PAGE 18

Page 23 of 29 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS	3

(b) Geographic area information

(million euros)	SEPTEMBER 30, 2006			SEPTEMBER 30, 2005			DECEMBER 31, 2005
	Revenue	Capital expenditure	Capital employed	Revenue	Capital expenditure	Capital employed	Revenue	Capital expenditure	Capital employed

Western Europe	5,255	355	9,085	4,711	292	8,905	6,280	528	8,802
Of which :
France	2,009	189	1,994	1,800	128	1,774	2,384	221	1,888
Germany	408	25	1,010	391	23	1,056	530	52	1,030
Spain	516	20	795	402	16	775	519	99	718
United Kingdom	1,154	73	2,681	1,087	75	2,616	1,453	155	2,560
North America	3,997	422	7,191	3,282	300	5,269	4,516	440	5,273
Of which :
United States	2,576	329	5,690	2,149	220	3,831	2,909	328	3,900
Canada	1,421	93	1,501	1,133	80	1,438	1,607	112	1,373
Mediterranean Basin	635	52	886	494	39	884	671	70	926
Central and Eastern Europe	866	65	1,365	663	43	1,183	905	79	1,188
Latin America	609	52	1,212	506	69	1,154	707	101	1,261
Sub-Saharan Africa	1,274	88	996	1,032	37	921	1,414	76	1,034
Asia	1,227	119	3,113	1,071	104	3,073	1,476	160	3,168
Total	13,863	1,153	23,848	11,759	884	21,389	15,969	1,454	21,652

Note 4. Income taxes

The income tax expense for the period ended September 30, 2006 is calculated based upon the currently enacted tax rate for each entity or tax sub-group and is detailed as follows:

	9 months		DECEMBER 31, 2005
(million euros)	2006	2005
Current income tax	399	415	630
Deferred income tax	174	(7)	(206)
Income tax	573	408	424

LAFARGE  |  INTERIM REPORT AT SEPTEMBER 30, 2006  |  PAGE 19

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CONSOLIDATED FINANCIAL STATEMENTS	3

Note 5. Earnings per share

The computation and reconciliation of basic and diluted earnings per share for the periods ended September 30, 2006, September 30, 2005 and December 31, 2005 are as follows:

	9 months		DECEMBER 31, 2005
	2006	2005

Numerator (million euros)
Net income - Group share	1,096	773	1,096
Interest expense on convertible debt (« OCEANE »)		39	46
Adjusted Net income - Group share	1,096	812	1,142

Denominator (thousands of shares)
Weighted average number of shares outstanding	174,403	170,655	171,491
Effect of dilutive securities - stock options	1,784	577	590
Effect of dilutive securities - convertible debt (“OCEANE”)		9,020	8,135
Total potential dilutive shares	1,784	9,597	8,725
Weighted average number of shares outstanding - fully diluted	176,187	180,252	180,216

Basic earnings per share (euros)	6.28	4.53	6.39
Diluted earnings per share (euros)	6.22	4.50	6.34

Note 6. Impact on the balance sheet of the acquisition of consolidated companies

On February 6th, 2006, the Group announced its intention to launch a cash tender offer for the outstanding 46.8% minority stake in Lafarge North America Inc. The offer was concluded on May 16, 2006. As a consequence of this transaction, the Group owns 100% of the common shares of Lafarge North America Inc.

The additional costs directly attributable to the acquisition of the minority stake in Lafarge North America Inc. have been aggregated in the acquisition cost. These costs mainly relate to fees paid for legal, accounting and banking engagements. The total acquisition cost amounts to approximately 2.8 billion euros.

The preliminary goodwill arising from the transaction amounts to approximately 1.6 billion euros. It consists of the excess of acquisition cost over the net book value of the net assets acquired.

Previously to this transaction, Lafarge North America Inc. was fully consolidated, the method of consolidation remains unchanged as of September 30, 2006.

No other significant acquisition has taken place during the period ending September 30, 2006.

LAFARGE  |  INTERIM REPORT AT SEPTEMBER 30, 2006  |  PAGE 20

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CONSOLIDATED FINANCIAL STATEMENTS	3

Note 7. Debt

This note discloses the debt excluding derivative instruments and put options on shares of subsidiaries.

Debt

(million euros)	AT SEPTEMBER 30, 2006	AT SEPTEMBER 30, 2005	AT DECEMBER 31, 2005
Repayable in more than five years	4,604	3,203	3,575
Repayable between one and five years	4,841	2,785	3,281
Long-term debt	9,445	5,988	6,856
Short-term debt and current portion of long-term debt	1,907	2,640	1,886
Total debt	11,352	8,628	8,742

At September 30, 2006, 2,997 million euros of short-term debt (mainly commercial paper, drawdowns on committed credit facilities and short-term borrowings) have been classified as mid-term debt based upon the Group’s ability to refinance these obligations on a long-term basis through its committed credit facilities.

Financing of the cash tender offer for the remaining minority stake in Lafarge North America Inc.

Following the purchase of the remaining minority stake in Lafarge North America Inc. in May 2006, the Group refinanced $2 billion on the US bond market on July 18, 2006. This bond issue which refinanced a part of the drawdowns on Lafarge S.A. credit facilities is split in 3 tranches : 5 years for $600 million, 10 years for $800 million and 30 years for $600 million.

At September 30, 2006, the amount drawn under Lafarge S.A. credit facilities for the financing of the cash tender offer for the remaining minority stake in Lafarge North America Inc. stood at $810 million.

Average spot interest rate

The average spot interest rate of the debt, after swaps, as of September 30, 2006, is 5.6% (5.4% as of September 30, 2005 and 5.5 % as of December 31, 2005).

Securitization programs

In January 2000, the Group entered into a multi-year securitization agreement in France with respect to trade receivables. This program was renewed in 2005 for a 5-years period.

Under the program, the subsidiaries agree to sell on a revolving basis, certain of their accounts receivables. Under the terms of the arrangement, the subsidiaries involved in these programs do not maintain control over the assets sold and there is no entitlement nor obligation to repurchase the sold receivables. In these agreements, the purchaser of the receivables holds a subordinated retained interest in the receivables not sold to third parties as usually granted in similar commercial transactions. The subordinated retained interest held by the purchaser in the receivables not sold to third parties represents a breach in the transfer of all risks and rewards. As a consequence, these programs do not qualify for derecognition of receivables. As such they are accounted for as secured financing.

Trade receivables therefore include sold receivables totalling 265 million euros as of September 30, 2006 (265 million euros as of September 30, 2005 and 265 million euros as of December 31, 2005).

The current portion of debt includes 230 million euros as of September 30, 2006 related to these programs (230 million euros as of September 30, 2005 and 230 million euros as of December 31, 2005).

The agreements are guaranteed by subordinated deposits totalling 35 million euros as of September 30, 2006 (35 million euros as of September 30, 2005 and 35 million euros as of December 31, 2005).

The Group owns no equity share in the special purpose entities.

LAFARGE  |  INTERIM REPORT AT SEPTEMBER 30, 2006  |  PAGE 21

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CONSOLIDATED FINANCIAL STATEMENTS	3

Note 8. Put options on shares of subsidiaries

As part of the acquisition process of certain entities, the Group has granted third party shareholders the option to require the Group to purchase their shares at predetermined conditions. These shareholders are either international institutions, such as the European Bank for Reconstruction and Development, or private investors, which are essentially financial or industrial investors or former shareholders of the acquiring entities. Assuming that all of these options were exercised, the purchase price to be paid by the Group, including debt and cash acquired, would amount to 294 million euros at September 30, 2006, 258 million euros at September 30, 2005 and 305 million euros at December 31, 2005.

Out of the outstanding debt at September 30, 2006, 87 million euros and 54 million euros can be exercised in 2006 and 2007, respectively. The remaining 153 million euros can be exercised starting 2008.

Put options granted to minority interests of subsidiaries are classified as debt. Out of the total options granted by the Group, the options granted to minority interests amounted to 262 million euros at September 30, 2006, 207 million euros at September 30, 2005 and 263 million euros at December 31, 2005, the remaining options were granted on shares of associates or joint ventures.

This specific debt is recorded by reclassifying the underlying minority interests and recording goodwill in an amount equal to the difference between the carrying value of minority interests and the value of the debt (123 million euros at September 30, 2006, 61 million euros at September 30, 2005 and 124 million euros at December 31, 2005).

Note 9. Dividends distributed

The following table indicates the dividend amount per share the Group distributed for the year 2005 in 2006 and the dividend amount per share distributed for the year 2004 in 2005.

(euros, except total dividend distribution)	2005 APPROVED IN 2006	2004 APPROVED IN 2005
Total dividend distribution (million euros)	447	408
Base dividend per share	2.55	2.40
Increased dividend per share	2.80	2.64

Note 10. Legal and arbitration proceedings

On December 3, 2002, the European Commission imposed a fine on Lafarge in the amount of 250 million euros on the grounds that some of our subsidiaries had allegedly colluded on market shares and prices with their competitors between 1992 and 1998 for wallboard, essentially in the United Kingdom and Germany. The Group vigorously challenges this decision and has brought the case before the Court of First Instance (CFI) in Luxembourg, which has jurisdiction over such matters, on February 14, 2003. The proceedings are currently taking place before the court. The resolution procedure usually takes several years based on comparable cases. As a bank guarantee was given on behalf of the Group, no payment will have to be made before the decision of the court.

Following investigations on the German cement market, the German competition authority, the Bundeskartellamt, announced on April 14, 2003, that it was imposing fines on German cement companies, including one in the amount of 86 million euros on Lafarge Zement, our German cement subsidiary for its alleged anti-competitive practices in Germany. Lafarge Zement believes that the amount of the fine is disproportionate in light of the actual facts and has brought the case before the Higher Regional Court, the Oberlandesgericht, in Düsseldorf. The court’s decision is not expected before several years. No payment nor any guarantee is required to be made or given prior to the court’s decision.

LAFARGE  |  INTERIM REPORT AT SEPTEMBER 30, 2006  |  PAGE 22

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CONSOLIDATED FINANCIAL STATEMENTS	3

A provision of 300 million euros was recorded in our financial statements for the year ended December 31, 2002 in connection with the two matters above and we recorded additional provisions in 2003, 2004 and 2005 as well as at September 30, 2006 in relation to interest on the amount of the fines since 2002 for a total amount of 38 million euros.

In late 2005, several class action lawsuits were filed in the United States District Court for the Eastern District of Louisiana. In their complaints, plaintiffs allege that our subsidiary, Lafarge North America Inc., and several other defendants are liable for death, bodily and personal injury and property and environmental damage to people and property in and around New Orleans, Louisiana, which they claim resulted from a barge that allegedly breached the Industrial Canal levee in New Orleans during or after Hurricane Katrina. Lafarge North America Inc. intends to vigorously defend itself in this action. Lafarge North America Inc. believes that the claims against it are without merit and that these matters will not have a materially adverse effect on its financial condition.

Finally, certain of our subsidiaries have litigation and claims pending in the normal course of business. Management is of the opinion that these matters will be settled without any significant effect on the company’s and/or the Group’s financial position. To the company’s knowledge, there are no other governmental, legal or arbitration proceedings which may have or have had in the recent past significant effects on the company and/or the Group’s financial position or profitability.

Note 11. Related party transactions

Within the context of the financing of the acquisition of the shares held by the minority shareholders of Lafarge North America Inc., Lafarge S.A. entered on February 5, 2006 into a $2.8 billion credit facility with BNP Paribas and JP Morgan. The syndication of this credit facility among 17 banks on March 13, 2006 had the effect of bringing BNP Paribas’ commitment under the facility from $1.4 billion down to $250 million.

Since the refinancing of the facility through a $2 billion bond issue on the US market on July 18, 2006, the lenders’ commitments under the credit facility were reduced from $2.8 billion to $819 million with BNP Paribas’ commitment reduced from $250 million to $73.1 million.

Lafarge S.A. has appointed BNP Paribas together with Barclays, Citigroup and JP Morgan as joint book runners of this bond issue. Fees paid to BNP Paribas to this effect amounted to $2.19 million.

Note 12. Process of exploring opportunities to divest the Roofing business

With its press release of June 22, 2006, the Group announced its intention to explore opportunities to divest the Roofing business, if valuation conditions are met and the Group can maintain stake in this activity, in the best interests of its shareholders.

At the publication date, this process is still ongoing and has no impact on the Group financial statements as at September 30, 2006.

LAFARGE  |  INTERIM REPORT AT SEPTEMBER 30, 2006  |  PAGE 23

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 9, 2006	Lafarge
(Registrant)

	By:	/s/ Jean-Jacques Gauthier
	Name:	Jean-Jacques Gauthier
	Title:	Chief Financial Officer and
Executive Vice President

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